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EXHIBIT 21

SUBSIDIARIES OF ULTRATECH STEPPER, INC.

        The following is a list of Ultratech Stepper Inc.'s subsidiaries including their jurisdiction of incorporation as of December 31, 2001:

Subsidiaries	Jurisdiction of incorporation
Integrated Lithography Systems, Inc.	Korea
Integrated Semiconductor Solutions, Ltd.	United Kingdom
Ultratech Stepper International, Inc.	State of Delaware, USA
Ultratech Stepper UK Limited	United Kingdom
Ultratech Stepper Foreign Sales Corp.	Barbados
Ultratech Kabushiki Kaisha	Japan
Ultratech Stepper East, Inc. (formerly UTS Acquisition Sub, Inc., Ultratech Capital, Inc. and Ultratech Stepper Capital, Inc.)	State of Delaware, USA
Ultratech Stepper (Thailand) Co. LTD.	Thailand
U.S. Advanced Lithography LLC	State of Delaware, USA
Ultratech Stepper (Shanghai) Co., Ltd.	People's Republic of China

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  EXHIBIT 21
SUBSIDIARIES OF ULTRATECH STEPPER, INC.